July 12, 2006

Mr. Owen Pinkerton

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Pinkerton:

Nuveen Commodities Income and Growth Fund

Nuveen Commodities Income and Growth Master Fund LLC

333-130360

333-130360-01

This letter responds to the comments contained in your letter dated April 4, 2006, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 of Nuveen Commodities Income and Growth Fund (the “Fund”) and Nuveen Commodities Income and Growth Master Fund LLC, as co-registrant (the “Master Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The response to each of these comments is included in Pre-Effective Amendment No. 2 which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from Pre-Effective Amendment No. 1, is enclosed for your convenience.

General

1. Comment: Please include all the omitted disclosure in your next amendment, including your financial statements and the exhibits to your registration statement, including legal and tax opinions from counsel. Alternatively, please provide us with drafts of the legal and tax opinions so that we have an opportunity to review them.

Response: The Registrants have included substantially all of the omitted disclosure. Certain information and exhibits (including the financial statements) remain omitted but will be provided in a subsequent pre-effective amendment to the Registration Statement. Drafts of the legal and tax opinions will be included with the filing of Pre-Effective Amendment No. 3.

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

2. Comment: Please note that the Division of Investment Management is continuing to review comment no. 2 and may have additional comments.

Response: Understood.

3. Comment: We note that you will report your holdings on a quarterly (or monthly) basis, but that NAV will be calculated daily. Please advise us as to why you do not intend to report your holdings on a daily basis concurrently with NAV. In connection with this, please explain how you expect investors or the market to react to a sharp increase or decrease in the fund’s NAV without knowledge of the fund’s holdings.

Response: The Fund is an actively managed fund, rather than an exchange-listed index fund that likely would have creation and redemption units (baskets). While the Fund is not a registered investment company, it is similar to a registered closed-end fund in that it intends to trade daily on an exchange and had intended to report holdings on at least a quarterly basis. In response to a request from the Division of Market Regulation, the Fund intends to disclose its portfolio holdings each business day. The second sentence under the heading “Reports to Shareholders” on page 13 has been deleted and replaced with the following disclosure:

The Fund’s total portfolio holdings will be disclosed on its website at http://www.nuveen.com on each business day that the American Stock Exchange is open for trading. The Fund’s website is publicly available at no charge. This website disclosure of portfolio holdings (as of the previous day’s close) will be made daily and will include, as applicable, the name and value of each commodity investment, the value of over-the-counter commodity put options and the value of the collateral as represented by cash, cash equivalents and debt securities held in the Fund’s portfolio. The values of the Fund’s portfolio holdings will, in each case, be determined in accordance with the Fund’s valuation policies.

In addition, reference to disclosure of daily portfolio holdings has been incorporated throughout the prospectus as appropriate.

4. Comment: Please indicate whether the Master Fund was created solely for the purposes of the Fund or whether it will solicit additional investors. If it will be available to outside investors, include additional disclosure regarding how this may affect the performance of the fund.

Response: Agreed. The Master Fund was solely created for the purposes of the Fund. Additional investors in the Master Fund will not be solicited. The following sentence has been added as the penultimate sentence on page 1 of the prospectus under the heading “Master-Feeder Structure”:

No additional investors in the Master Fund will be solicited.

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

5. Comment: Please disclose, in an appropriate location, whether AMEX intends to publish an intra-day indicative value of the fund and the units which is meant to provide some indication to investors of the approximate NAV of the fund. If so, please include a discussion of the procedures AMEX will employ in order to assess the intra-day indicative value as well as the reliability of such figure. We note your response to prior comment 56 that appears to imply that no intra-day value will be available. Please revise or advise.

Response: The Fund does not expect the American Stock Exchange to publish an intra-day indicative value of the Fund and the shares.

6. Comment: Please advise us as to whether you intend to significantly increase the size of this offering prior to requesting effectiveness. In connection with this, we note your disclosure regarding management fees on page 32 that appears to anticipate over $500 million in assets under management.

Response: The Fund expects to significantly increase the size of the offering in connection with the next Pre-Effective Amendment to the Registration Statement. The final size of the offering will depend solely on the success of soliciting investors for the Fund during its marketing period, which has not yet commenced. The assumed initial capitalization of the Fund for purposes of the “Break-Even Analysis” and the “Fees and Expenses” is $250 million. This is an assumption only, and the actual size of the Fund may be more or less than that amount. The Fund also intends to include a table in the next filed pre-effective amendment that shows a break-even analysis for the Fund at various asset levels. The $500 million amount that is referenced in the above comment is the first break-point threshold in the management fee schedule contained in the management agreement among the Master Fund, the Fund and NCAM, and bears no correlation to the final size of the offering.

7. Comment: We note your response to comment 6; however, item 505 of Regulation S-K requires that you disclose the factors considered in determining the offering price. If the offering price was determined arbitrarily, please disclose this.

Response: Agreed. The following sentences have been added on page 1 under the heading “The Offering”:

Until the completion of this offering, no Fund shares will be outstanding. The offering price of $25.00 per share was determined on an arbitrary basis by the manager.

Cover Page

8. Comment: Please include disclosure on the cover page making clear that the pool is not a mutual fund registered under the Investment Company Act of 1940.

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

Response: Agreed. The first sentence in the fifth bullet point on page 6 of the prospectus has been added to the cover page as the second sentence in the paragraph before the “Per Share” table.

Prospectus Summary

9. Comment: Refer to comment 13. Your summary continues to include disclosure that is more appropriate for the body of the prospectus. Please limit your summary to a concise description of the material characteristics of the pool and the material terms of your offering.

Response: Agreed. The summary has been revised to delete certain of the information relating to the details of the Fund’s investment strategies (which are described in more detail under “The Master Fund’s Investments” on page 22 of the prospectus).

10. Comment: We note your response to comment 53. Please revise the prospectus summary to include similar disclosure. Also, consider including a risk factor.

Response: The Fund does not believe that the factual circumstances stated in the limitation on the payment of dividends is likely to occur and therefore, the Fund does not believe it is a material characteristic of the Fund that should be included in the summary or a material risk that warrants specific disclosure.

11. Comment: Please explain to investors the concept of investing “on a notional basis.” In connection with this, please make clear that the notional amount is not equivalent to the actual amount of funds under management. In addition, please quantify the margin ratio you expect to employ in connection with this allocation.

Response: Notional value as it applies to the Fund means the face contract value of the futures and forwards positions held by the Fund. The obligation of the Fund under its long commodity positions to make payments and/or accept the underlying commodity (whether in physicals or cash) will not exceed the Fund’s net assets and, therefore, the Fund will always have sufficient assets to cover its obligations. Put another way, the Fund cannot lose more than its total assets if the markets move against it (which could occur in a more typical commodity futures trading account that employs leverage). Because the face value of the Fund’s long futures and forward commodity positions will substantially equate to its net assets, if it is fully invested, there will be virtually no difference between the notional amount of the Fund’s futures and forward contracts and the actual amount of the Fund’s assets; the amounts will be virtually the same except that the positive option premium cash flow and the interest income from collateral investments will add to the Fund’s assets before monthly distributions are made.

The prospectus includes disclosure on page 39 under the heading “Leverage” that states that the Master Fund does not intend to utilize structural leverage (i.e., by borrowing or issuing debt or preferred units), but that if it does, it will do so by borrowing monies or issuing debt or preferred units to increase its assets under management. Again, this approach is different from the

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

use of leverage by a more typical commodity futures trading account where the obligations based on the face amount of the futures or forward contracts held can substantially exceed the assets in the account. As a result, the Fund does not propose to expand the disclosure relating to leverage. However, the following definition has been added to the Glossary in Part II of the prospectus to clarify the concept of “notional value”:

Notional Value: The contract values of the long commodity futures and forward contracts that the Fund purchases. For instance, if the Fund purchases a futures contract for 100 troy ounces of gold on the Comex Division of the New York Mercantile Exchange in a particular delivery month at $500 per ounce, the notional value of that contract, or the Fund’s obligation to pay for delivery of the gold if the Fund stands for delivery is $50,000.

Investment Objectives, page 2

12. Comment: Please revise this section to separately quantify the portion of your proceeds that will be used to purchase (1) commodities pursuant to Gresham’s Tangible Asset Program; (2) options pursuant to your “Option Strategy”; and (3) debt instruments. Provide similar disclosure under the heading “Overview of Commodity Investment Strategy and Integrated Investment Strategy” on pages 25 and 26.

Response: The following paragraph has been added as the final paragraph on page 2 (carried over to page 3) under the heading “Investment Objectives”:

Approximately 15% of the Fund’s assets will be initially committed as “initial” and “variation” margin to secure the long futures and forward contract positions. These assets will be placed in one or more commodity futures accounts maintained by the Fund at Lehman Brothers Inc., the Fund’s clearing broker, and will be invested in cash, U.S. Treasury bills and other U.S. Government instruments. The remaining assets of the Fund that are used to collateralize the Fund’s commodity investments will be invested in short-term, investment grade debt instruments. As part of the risk management program, the Fund expects to generate positive cash flow from its commodity option writing activities sufficient to cover the cost of purchasing put options. On an absolute basis, the Fund does not expect that the cost to purchase the put options at any one time will exceed 5% of the value of the Fund’s net assets.

The above-noted paragraph also has been added as the penultimate paragraph on page 25 under the heading “Debt Instruments Used as Collateral” in place of the two-line paragraph that begins with word “Approximately,” except that the above language will be prefaced by the following sentence:

Based on the Fund’s investment strategies, it will employ its assets as noted below.

. . . [Repeat the above paragraph].

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

Break-Even Analysis, page 11

13. Comment: We refer to footnote 8 to the break-even table and your disclosure that, “For investors who purchase shares in the secondary market, the interest income is expected to exceed the cost of operating the Fund.” Since interest income affects only the NAV of the fund, which may differ from the market price of the shares being registered, please advise us as to why you believe it is appropriate to include interest income in the table. We refer also to NFA Compliance Rule 2-13 that specifically states that interest income is to be included in the break-even table “if pool participants are to receive some or all of the interest income generated by the pool.”

Response: Interest income earned on the Fund’s collateral investments in U.S. Treasury Bills and other debt instruments (as described in response 12 above) inures to the benefit of the Fund (i.e., Fund shareholders). Although interest income directly affects the net asset value of the Fund, and may not directly affect the market price of the Fund’s shares, it is a component of return, which defrays the operating costs of the Fund. Therefore, in accordance with NFA interpretation in paragraph 9023 of its Compliance Rules, interest income must be deducted from the Fund’s operating costs. To account for a possible difference in the net asset value and the market price of Fund shares, the following language has been added as a parenthetical to the last sentences of the first paragraph on page 10 under the heading “Break-Even Analysis” after the words “one year” and before the words “since no Underwriting Discounts”:

(if the market price of the Fund’s shares closely resembles the Fund’s net asset value)

Risk Factors

There is a risk that the Fund’s shares may trade at prices other than the Fund’s net asset value per share, page 17

14. Comment: We refer to your disclosure that states that, “the supply and demand forces at work in the secondary trading market for shares are closely related to, but not identical to, the same forces influencing the prices of the commodity contracts and other instruments held by the Master Fund at any point in time.” Please expand your discussion to explain this statement in light of the fact that purchasers and sellers of your shares will not have information regarding the specific components of your portfolio at any given time.

Response: As noted in response to comment 3 above, the Fund intends to disclose its portfolio holdings each business day. The disclosure that you refer to above has been revised to as follows:

. . . . . the supply and demand forces at work in the secondary trading market for shares may be related to, but are not identical to, the forces influencing the prices of the commodity contracts and other instruments held by the Master Fund at any point in time.

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

Gresham will be using a strategy for the Master Fund that differs from the strategy which its historical performance record is based, page 17

15. Comment: Please disclose under this heading, if true, that the intended effect of the integrated investment strategy is to hedge the performance of the TAPs program and, in effect, limit the level of gains or losses that the fund would otherwise achieve.

Response: Agreed. The following sentence has been added as the penultimate sentence under the above-noted heading on page 16:

An intended effect of the risk management program is to increase the cash flow of the TAPSM program and to hedge its performance, which could have the effect of limiting the level of gains or losses that the Fund otherwise would achieve.

Management of the Fund and the Master Fund, page 26

16. Comment: Please briefly discuss the principal roles that your trustees will perform. We note your cross-reference to the Declaration of Trust on page 27, but feel that a brief discussion of the primary roles of the trustees is material information that should be included in the body of the prospectus. In connection with this, please discuss the role of your independent trustees, aside from satisfying AMEX’s listing requirements.

Response: Agreed. The following sentence has been added as the fourth sentence in the first paragraph on page 26 under the heading “Trustees”:

In particular, the Delaware Trustee will accept service of legal process on the Fund in the State of Delaware and will make certain filings under the Delaware Statutory Trust Act.

In addition, the following sentence has been added as the last sentence to the paragraph noted above:

Except for the ministerial duties described above, the Delaware Trustee and the individual Trustees have delegated all duties and responsibilities to manage the business and affairs of the Fund to the manager pursuant to the Delaware Statutory Trust Act.

In addition, the following paragraph has been added following the chart of trustee information:

The individual Trustees will serve as the board of the Fund. The board of the Fund has the right under limited circumstances to terminate the manager of the Fund and the Master Fund only for cause. “Cause” consists of a statutory disqualification of the manager under Sections 8a(2) and 8a(3) of the CEA, suspension or revocation of

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

the manager’s CPO or CTA registrations or the bankruptcy, insolvency or receivership of the manager. See “Declaration of Trust and LLP Agreement – Authority of Individual Trustees.” In addition, the individual Trustees will serve as the audit committee and nominating committee of the Fund in accordance with the listing standards of the American Stock Exchange. The audit committee will be responsible for the appointment, compensation, retention and oversight of the work of the public accounting firm engaged by the Fund. The nominating committee will be responsible for selecting candidates for the board and determining their compensation. The individual Trustees are also responsible to nominate for election other individual trustees. In addition to the responsibilities mandated by the American Stock Exchange, the individual Trustees will have the authority and responsibilities as set forth under “Declaration of Trust and LLC Agreement – Authority of the Individual Trustees.”

Please note that certain issues relating to the status of the individual Trustees are pending with the CFTC staff.

17. Comment: Refer to comment 34. We are unable to locate the requested disclosure. Please direct us to the disclosure or revise to indicate the amount of time Mr. Amboian will serve as the President of the Manager and Director and Principal Executive Officer of the Trustee.

Response: Mr. Amboian will be the President of the manager. Mr. Amboian will not serve as the Director and Principal Executive Officer of the Delaware Trustee (as stated incorrectly in the initial filing but corrected in Pre-Effective Amendment No. 1). Because Mr. Amboian is not performing portfolio manager functions or other day-to-day functions with respect to the Master Fund or the Fund, it is difficult to estimate the exact amount of time that in the future he will devote as President of the manager. We supplementally advise the Staff that Mr. Amboian has committed to devote to those functions the amount of time that is necessary and appropriate to fulfill all of his duties and obligations as President of NCAM. It is proposed that no additional disclosure be added to the prospectus.

18. Comment: We note your response to comment 37. Please revise to provide a more robust description of your “rules based” investment strategy.

Response: The Fund and the commodity subadvisor have reviewed the existing disclosure and believe it provides potential investors with a complete description of the TAPSM investment strategy. As a result, the Fund does not propose to significantly alter the disclosure but has added the following language as the first sentence in the third full paragraph on page 29:

In order to be eligible for inclusion in TAPSM, futures and forward contracts must be denominated in U.S. dollars and have annual trading volumes in excess of 250,000 contracts.

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

Managers and Subadvisors, page 27

19. Comment: We note your response to comment 40. Please revise to provide examples of events or circumstances that could cause the manager to change or deviate from the Master Fund’s investment strategy and the manner in which the strategy is implemented.

Response: Agreed. The following sentence has been added as the last sentence in the second full paragraph on page 27 under the heading “Manager and Subadvisors”:

For instance, the manager could change or deviate from the Master Fund’s investment strategy or the manner in which it is implemented if, among other things, the manager determined to replace Gresham (in which case the Fund would no longer employ TAPSM because TAPSM is proprietary to Gresham), the commodity option markets experienced a lack of volatility or liquidity so that it was no longer in the best interest of the Fund and its shareholders for the Master Fund to employ the options-based risk management program, or unforeseen circumstances arose that necessitated a change in the Master Fund’s strategy or its implementation.

The Commodity Broker, page 35

20. Comment: Please revise to disclose the fees, if any, that you will pay Lehman Brothers Inc. in connection with their services as the commodity broker.

Response: Agreed. The following sentences have been added as the last sentences in the second paragraph on page 34 (carried over to page 35) under the heading “The Commodity Broker.”

Commissions paid to Lehman are based on a schedule that varies according to the particular type of commodity futures contracts and options on commodity futures contracts that are the subject of a transaction. Commission amounts are per contract and are up to $5.00 per side, plus NFA regulatory fees of $0.03 per contract.

Conflicts of Interest, page 36

21. Comment: Refer to comment 44. We note your reference to your response to comment 47; however, that response is limited to conflicts involving combined orders. Please revise to indicate how you intend to resolve other conflicts noted in this section.

Response: The Fund believes that, where appropriate, the prospectus includes disclosure relating to how certain conflicts of interest are resolved (for instance, personal trading by principals, affiliates and employees of the manager and the commodity subadvisor and, as noted above, conflicts relating to combined orders). There are certain conflicts inherent in the structure of the Fund that do not lend themselves to specific policies and procedures (for instance, the fact

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

that the manager has sole authority to manage the investments of the Fund). As a result, the Fund has added the following sentences in the second paragraph on page 36 under the heading “Conflicts of Interest”:

The manager has not established and likely will not establish formal procedures to resolve potential conflicts of interest resulting from, or that may result from, its sole authority to manage the investments and operations of the Fund and the Master Fund. These potential conflicts may adversely affect both shareholders of the Fund and the manager.

22. Comment: We note your response to comment 45. We also note your disclosure continues to include terms such as “from time to time” to discuss when and whether conflicts of interest may occur. Pleaser revise or advise.

Response: Agreed. References to “from time to time” will be deleted.

Conflicts Relating to the Commodity Subadvisor, page 36

23. Comment: Refer to comment 46. We note your revisions; however, we are unable to locate disclosure that specifies the legal restrictions on the combined size of specific commodity interests positions that may be taken for all accounts managed by the commodity subadvisor and its principals. Please revise or advise. In this regard, we note your disclosure regarding the effect of exceeding the limits.

Response: Please note that on page 74 of the prospectus under the heading “Speculative Position Limits,” there is a discussion of the legal restrictions relating to commodity positions. In response to the above-noted comment, a cross reference to this section has been added after the third to final sentence in the paragraph on page 36 under the heading “Conflicts Relating to the Commodity Subadvisor.”

Net Asset Value, page 42

24. Comment: Please revise to briefly describe the guidelines established by the manager that will be used as oversight of the values determined by an independent pricing service. In addition, if known, please identify the third party that will determine these values.

Response: The manager and Gresham are considering your comment and expect to respond as soon as possible under separate cover. At this time, the identity of the third party pricing service is not known. The information will be added to the prospectus as soon as it is available.

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

Signatures, page II-4

25. Comment: In your next amendment please include signatures of your principal financial officer, your controller or principal accounting officer and a majority of your trustees or persons performing similar functions. We refer to Instruction 1 to Form S-1.

Response: Because the Fund is not yet operational, a principal financial officer has not yet been named nor have trustees been appointed. The appropriate signatures will be included in the registration statement once those positions have been filled.

*  *  *  *   *

Mr. Owen Pinkerton

Securities and Exchange Commission

July 12, 2006

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.955.7040, Kevin McCarthy at 312.807.4341 or Don Weiss at 312.807.4303.

Very truly yours,

/S/    STACY H. WINICK

Stacy H. Winick

Enclosures

Copies (w/encl.) to	Gifford Zimmerman
Jessica Droeger
David Mitchell